EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In millions)

	For the
	Six Months Ended			For the Year Ended
	June 30,			December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)
EARNINGS:

Income (loss) before income taxes	$528	$(1,999)	$(1,728)	$(4,591)	$4,005	$3,602	$2,985
Less: Undistributed earnings from limited partnerships and other alternative investments	59	(309)	(380)	(539)	93	58	21
Add: Total fixed charges, before interest credited to contractholders	281	271	537	413	332	354	321

Total earnings, before interest credited to contractholders	750	(1,419)	(811)	(3,639)	4,244	3,898	3,285
Interest credited to contractholders [1]	(1,105)	2,689	4,947	(8,533)	2,022	3,553	5,671

Total earnings	$(355)	$1,270	$4,136	$(12,172)	$6,266	$7,451	$8,956

FIXED CHARGES:
Interest expense	$252	$239	$476	$343	$263	$277	$252
Interest factor attributable to rentals and other [2]	29	32	61	70	69	77	69

Total fixed charges, before interest credited to contractholders	281	271	537	413	332	354	321
Interest credited to contractholders [1]	(1,105)	2,689	4,947	(8,533)	2,022	3,553	5,671

Total fixed charges	(824)	2,960	5,484	(8,120)	2,354	3,907	5,992
Preferred stock dividend requirements [3]	659	5	249	13	—	—	—

Total fixed charges and preferred stock dividend requirements, before interest credited to contractholders	940	276	786	426	332	354	321

Total fixed charges and preferred stock dividend requirements	$(165)	$2,965	$5,733	$(8,107)	$2,354	$3,907	$5,992

RATIOS:
Total earnings to total fixed charges [4]	NM	NM	NM	NM	2.7	1.9	1.5
Total earnings to total fixed charges and preferred stock dividend requirements [4]	NM	NM	NM	NM	2.7	1.9	1.5

Deficiency of total earnings to total fixed charges [5]	$—	$1,690	$1,348	$4,052	—	—	—
Deficiency of total earnings to total fixed charges and preferred stock dividend requirements [5]	$190	$1,695	$1,597	$4,065	—	—	—

Ratios before interest credited to contractholders [6]
Total earnings to total fixed charges [4]	2.7	NM	NM	NM	12.8	11.0	10.2
Total earnings to total fixed charges and preferred stock dividend requirements [4]	NM	NM	NM	NM	12.8	11.0	10.2

[1]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes. For the six months ended June 30, 2010 and year ended December 31, 2008, the $(1.1) billion and $(8.5) billion, respectively, in interest credited to contractholders was primarily due to $(1.9) billion and $(10.3) billion, respectively, in investment income losses and mark-to-market effects of equity securities, trading, supporting the international variable annuity business.

[2]	Interest factor attributable to rentals and other includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance costs.

[3]	Preferred stock dividend requirements include preferred stock dividends accrued and accretion of discount on preferred stock issuance.

[4]	Ratios of less than one-to-one are presented as “NM” or not meaningful.

[5]	Represents additional earnings that would be necessary to result in a one-to-one ratio.

For the six months ended June 30, 2010, the $(469) million difference in total earnings of $(355) million compared to total fixed charges of $(824) million is primarily related to interest credited, see discussion in [1] above. Additionally, the deficiency of total earnings to total fixed charges and preferred stock dividend requirements was primarily due to accelerated accretion of discount from redemption of preferred stock issued to U.S. Treasury of $440 million in the six months ended June 30, 2010.

For the six months ended June 30, 2009, these amounts are primarily due to amortization unlock on deferred policy acquisition costs and present value of future profits of $(1.1) billion, pre-tax, and before-tax realized losses of $(597) million, which includes before-tax impairments of $(538) million.

For the years ended December 31, 2009 and 2008, these amounts are primarily due to before-tax realized losses of $(2.0) billion and $(5.9) billion, which includes before-tax impairments of $(1.5) billion and $(4.0) billion, respectively.

[6]	These secondary ratios are disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by other issuers of fixed income securities.